Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: July 27, 2023

The following is a full transcript of an interview made available at https://www.nasdaq.com/videos/green-innovations%3A-tlgy-acquisition-corp.-and-verde-bioresins.

Kristina Ayanian (Host):

Live from Nasdaq Market Size. I’m your host, Kristina Ayanian. And joining me today is Chairman and CEO of TLGY Acquisition Corp, Jin-Goon Kim, and Brian Gordon, Chairman, President and Chief Operating Officer of Verde Bioresins. Gentlemen, thank you so much for joining us.

Jin-Goon Kim and Brian Gordon:

Thank you for having us. Thank you.

Host:

Now let’s talk about the transaction. Verde will be merging with TLGY. Talk to me about the upcoming transaction. What is the competitive advantage?

Jin-Goon Kim:

TLGY is an acquisition company that is focused on private equity, in the spirit of looking for that diamond in the rough. And I’ve done that for the last 20 years as a transformational CEO, as I was leading some of the most successful transformations in Asia and making investments as a partner at a top private equity firm TPG. And when I launched into this SPAC, that was exactly what I was looking for, and Verde was among the many companies that we looked at, that really fit the bill of the kind of companies that I knew was at the cusp of something very exciting and creating a new market with very innovative approach and technology. So, this transaction is about taking Verde to another level by giving them the capital and access to the public market. And that they can become market leader in what is one of the most interesting and exciting macros in the world, which is a $600 billion plastic market with one of the biggest problems of pollution, as you know, it’s polluting our oceans and ourselves. And they have a solution that we believe, after doing nine months of diligence and research, is the only viable solution that can replace that plastic problem with a bio based, biodegradable product that we think is sustainable, and is cost effective. That’s why it’s exciting for us.

Host:

It’s exciting for us as well to hear about it. You have a very experienced team in building and transformation. What is your investment thesis when you set out to find a company to complete your business combination with? Why did you choose Verde?

Jin-Goon Kim:

So, we’re really a private equity firm in terms of how we approach this, using SPAC as an instrument. So, the way we’re thinking about it is that we want to provide a way for all investors to do very well. The structure that we provide, as well as the company that we find and the valuation we are able to negotiate, all of that is really in the spirit of making sure that everybody is able to have a great return. The investment thesis starts really from the macro. It’s a $600 billion macro, where Verde’s products actually could replace up to $300 billion of that market, where currently none of the bio plastics has really proven to be scalable and is only 2% of the addressable market. So, our investment thesis starts with macro looking for the company that we believe with technology and other reasons is going to be adopted by the industry. Not only does the technology have to work, but it also has to be a compelling replacement, and adaptable to the industry. And you have to have a technology that’s scalable, and also the economics and the business model has to be attractive enough so that you don’t need a huge amount of Capex to make this happen. It is pretty much with very small capital upfront, really self-funding because the EBITDA profile is attractive. And of course the team that has created (this company). So, these are the things that we looked at as a private equity firm before and of course as a CEO before. Now I’m using the same principle with my team to find a company like Verde, and we’ve spent about nine months looking at the company and we’re very confident that these guys are one of the few that’s going to actually be able to, you know, provide a solution for the plastics market.

Host:

Absolutely. No doubt you will exponentially grow. Brian, Jin-Goon mentioned it’s a massive $600 billion market and it’s one of the largest problems to solve in terms of a pollution perspective. In today’s age with today’s technology, why hasn’t this been done before?

Brian Gordon:

Well, there are a lot of companies trying to solve the problem. There are a lot of bio-based solutions out there. We believe that we have an advantage in that our products can be directly dropped into traditional plastics manufacturers’ equipment. So ultimately, instead of having to change equipment, in order to use a bio plastic option that is biodegradable, you can just take our product and drop it into current converters. And that’s why we’re working with dozens of national and worldwide brand names and converters, and we have a sales pipeline today in excess of 200 million pounds and growing each week.

Host:

That’s incredible. So, you’re actually using the same materials that go into plastics, but your technology is making it biodegradable.

Brian Gordon:

So, we’re using biobased materials that are renewable and sustainable, and most of them are curbside recyclable and landfill biodegradable. So, in other words, if the product can go into your traditional curbside recycling bin, picked up by your traditional garbage company, and if it is ever recycled, then our product can be recycled with the traditional plastics. If it’s not, and it ends up in a landfill, then it will degrade in several years, instead of several 100 years.

Host:

That’s amazing. It’s really interesting. How does that biodegradable processes work? How does your product get absorbed into our earth?

Brian Gordon:

We have a lot of biobased catalyst and fillers that we put into a product to enable microbes to naturally ingest our product. So ultimately, they create a biofilm around our product and then ingest both the bio plastics as well as the natural ingredients that they love to eat.

Host:

Is this similar to when you’re eating the fruit and you throw the pit into soil and it biodegrades? Is it a similar process?

Brian Gordon:

It’s very similar to that.

Host:

Let’s talk about the product itself. Their look (is) exactly like plastic. It’s really a solid replacement for plastic and it’s very durable. Can you show us how?

Brian Gordon:

This is something that I don’t know if any other bio plastics will do, but ultimately, it is a durable good. It can be used to produce anything from durable goods to single use products. We have created (something there’s) a product called a living hinge, and we’re able to create that and make this work hundreds of times. We created both the blown film product to make bags as well as injection moulded products like the tee you see here, which is not brittle or temperature sensitive like some other biobased products.

Jin-Goon Kim:

One thing that I want to add is Verde is very different than a lot of these bio plastics because they’re not trying to create an entirely new polymer that has not been proven. They are finding a way to use the existing PE and PP which was responsible for about $300 billion of a market today. Finding a way to make them bio sourced but using that exact same polymers in the plastics today, with the functionality, with the strength and all these things that he’s talking about, and it drops in right into the plants there. So, you’re not going to a customer and say look, this is little more expensive, and by the way, we have to do an R&D project with you and when we’re successful, you’re going to have to switch out your plant because obviously we need a completely new tuning. What Verde does is (that) you don’t have to change anything. I have the materials that are already there. It’s based on the things that industry is built on. We use the exact same processes and the plants that you already have. We’re just giving you a new resin that’s going to drop in and work immediately in your plant. That is what’s going to make it replaceable.

Host:

It really is a win-win-win on all fronts.

Brian Gordon:

Absolutely. And that’s a big part of it. The second part of it the economics behind it. And so ultimately, our commitment was to make a product that’s economically feasible for brands to take and replace traditional plastics with. So, we’re among the lowest cost bio plastics that are biodegradable in the industry. And so, we’re very excited about that as well as the scalability of our products, because we’ve tasked the team to create equipment sets that we can really replicate and expand on an aggressive basis to take the products where we need them to go.

Host:

And you have quite a variety of products everywhere from Tupperware products to golf tees to plastic bags to straws. I mean it really is incredible. There’s so much you can do with it.

Brian Gordon:

And that’s why in the intermediate term, we believe that our available market would be about $300 billion of the $600 billion overall plastics market.

Host:

And I think what’s interesting when you’re thinking about it from an industry perspective, recyclable material now is very, very few because even if there’s a drop of water in that recyclable bag, it ends up in a landfill that can’t be recycled and you’re actually solving for that problem. Even if this is recycled and goes into landfill it’s still biodegradable.

Brian Gordon:

That’s exactly right. Spot on. And the traditional challenge of recycled products is that the physical and mechanical properties aren’t consistent. So, it’s hard to make products, but they’re getting better all the time and the nice part about Verde Bioresins, and our PolyEarthyleneTM resins that we’ve developed is that if a customer wants some recycled plastic to be used inside the product, we can accommodate their needs.

Host:

Amazing. Would you say that’s the competitive edge? What is your competitive edge?

Brian Gordon:

The competitive edge is the scalability, the economic feasibility, and the most important thing is that a product can be dropped into current manufacturing applications. So, if you’re a brand, and you love the company that you’re working with that’s making your products, you can stick with them. And just change the resins to PolyEarthyleneTM, instead of traditional plastics.

Host:

You’ve really proven that sustainable alternatives can have positive economic impact and be good for the planet. It can be commercially viable and good for our planet.

Jin-Goon Kim:

Absolutely.

Host:

So, what would you like to share with investors about TLGY and this transaction?

Jin-Goon Kim:

I would say that TLGY is very unique in this market in that we’re really trying to find that diamond in the rough, and it is really a private equity approach of let’s go after some themes that we believe are a great macro story and the micro story. Go and diligence it, use the market experts and really have a conviction that this is going to be the winner. And we’ve gone through that process. And you really think about what this really means and why this is exciting as an investment. It is that there’s a lot of pressure for us to avoid this global plastic problem. But despite that, we only have about 2% of the market that is being bio plastics solution. And while recycling is a solution, it is quite limited as you pointed out, and compostability is also limited because it also has to end up in a similar industrial site. So therefore, that’s not going to really fully solve the problem of the $600 billion market. So, we are very excited because we believe that Verde (and there will be others, but Verde is one of the first) is providing a viable solution in the way that Brian has described. And as investors, we believe that that’s great for environmental causes, but this is also great as an investment.

Host:

Absolutely. It is a win-win for all and its only up from here. Thank you so much for joining us gentlemen, we look forward to continue following you and having you back at Nasdaq to celebrate all your of your accomplishments and welcome you to the Nasdaq family officially as VERDE.

***

About Verde Bioresins, Inc.

Verde Bioresins, Inc. (the “Company”) is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit verdebioresins.com

About TLGY Acquisition Corporation

TLGY Acquisition Corporation (“TLGY”) is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (“B2C”) technology sectors.

For additional information, please visit tlgyacquisition.com

Forward-Looking Statements

This disclosure includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this disclosure regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed Verde Bioresins, Inc. as of the closing of the proposed business combination.  TLGY intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at https://www.tlgyacquisition.com/.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This disclosure is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Investor Relations Contacts:

Gateway Group

Cody Slach, Georg Venturatos

(949) 574-3860

TLGY@gatewayir.com

Media Relations Contacts:

Gateway Group

Zach Kadletz, Anna Rutter

(949) 574-3860

TLGY@gatewayir.com